Ø-G Launch

Bringing Earth Closer to Space ©



Float like an astronaut. Conduct Space research. Launch Rockets.

(No spaceship required)

0-G Launch Deal Highlights

- ✓ With its specially-modified aircraft, 0-G Launch aims to dramatically lower the cost of testing and developing Space technologies in microgravity before launch
- ✓ Company envisions deploying a global network of 6 company-operated Boeing Space Jet ™ aircraft serving various regions
- ✓ 0-G launch intends to also provide unforgettable zero-gravity consumer flight experiences globally at the lowest price in market
- ✓ Combined 100-year team experience with multinational aerospace companies (SpaceX, Hughes, American Airlines, Cathay Pacific..)
- ✓ Founders involved in leading two previous startups generating $150 million and $2+ billion in yearly revenues today
- ✓ Signed LOIs for early Space customers projecting $42M in baseline revenue
- ✓ Space economy is expected to grow from $420 billion to $1+ trillion in one decade
- ✓ Strong demand and diversified revenue streams from customers worldwide

Introduction

"The global Space industry has never experienced the explosive growth and innovation that we're seeing today. Our company shall provide ground-breaking airborne platforms to allow our industry to test and accelerate its technological developments, while providing amazing zero gravity flight experiences to regular consumers like you and me"

-Robert Feierbach
CEO & COO, 0-G Launch




0-G Launch

The Global Space Economy

Growing from **$420B to $1+ Trillion** in one decade


THE SPACE REPORT
SPACE FOUNDATION
$423.80B
2019 Global Space Activity
73%
Increase in Global Space Activity in Last Decade
16.1%
Annual Growth of Space Infrastructure and Support Sector
48%
Annual Growth of Commercial Spacecraft Deployments

Credit: Space Foundation 2020

“$1 Trillion by 2040”

Morgan Stanley

“$1.4 Trillion by 2030”

Bank of America

“$1.5 Trillion by 2040”

U.S. Chamber of Commerce

Hundreds of new companies have joined the Space industry in the last few years

SPACEX
Virgin Orbit
Relativity
Rocket Lab
OneWeb
planet.
ICEYE
spire
AXIOM SPACE
FIREFLY AEROSPACE
SPACEFLIGHT
BLACKSKY
SPACE adventures
HawkEye 360
D-ORBIT
AST SpaceMobile
Capella Space


900.00
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
00.00
100 200 300 400 500 600 700 800 900 1000 1100 1200 1300 1400 1500 1600

- Satellite Manufacturers & Operators
- Launchers
- Ground systems
- Telecoms
- Science/Medicine
- Analytics Services
- Space Robotics & habitats

Appetite for Space investments is very strong



ANNUAL INVESTMENT SOURCE
$10 B
$8 B
$6 B
$4 B
$2 B
$0
Other[6]
Corporate
Venture Capital
Angel/Individual
Number of Rounds
150
100
50
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Source: Space Capital 2021

"...2020 was a record year for [space infrastructure companies] with $8.9 billion invested" -Space Capital

In 2021 alone, there are already more than $9B in Space SPACs in process

(New) Space is hot!


BLUE ORIGIN
Credit: Blue Origin


Credit: SpaceX


Virgin
Credit: Virgin Galactic


Credit: Planet

Space Industry Problem



GRAVITY…

Space technology needs to be developed to handle the harsh environment in orbit. A key component of Space technology is the ability to operate in zero gravity.

Unfortunately, on Earth, testing technology in zero gravity is extremely expensive and time consuming…

Space Industry Issues

Availability & Cost



High price of Space tech development!

$

$

- Limited availability of world-wide microgravity testing platforms
- High cost of testing campaigns on rockets, balloons, Space Station, etc.
- Local testing facilities are backlogged
- Limited microgravity session durations, with low-precision results
- Low tempo and high-cost of launch systems for large volume of satellites to be launched during next 10 years

SOLUTION

Our Ground-Breaking **Space Jet™ Flight Platform**

A specially-modified Boeing aircraft designed to provide high-precision microgravity testing and launch services to the Space industry


Ø-G Launch


124 FT 10 INCHES
(38.05 m)
50 FT 0 INCH
(15.24 m)
15 FT 3 INCHES
(4.64 m)
24 FT 0 INCH
(7.32 m)

Ø-G Launch

0-G Launch Microgravity Flight Profile



34'000 feet
45° NOSE HIGH
45° NOSE LOW
24'000 feet
1.8G
ZeroG
1.8G
MANEUVER TIME IN SECONDS
0
20
45
65

Our **Space Jet™ aircraft** performs a **parabolic flight path to simulate weightlessness**, offering high-quality **gravity management flights from 0-G to 1.8G**

- Flights are offered for **science, commercial space, DoD, and general public**
- **Consumer flights: 15 parabolas of ~25 seconds each** of reduced and zero gravity on a typical **2-hour flight**
- **Research flights**: Can offer **40-60 parabolas** in dedicated aircraft zones (inside fuselage and cargo holds **allow researchers to fly WITH their test equipment**)

Ø-G Launch Space Jet ™

- ✓ Offers **zero-gravity flight experiences** to consumers globally using the latest available high-precision technologies at the lowest market price
- ✓ **Lowers the barrier to entry for microgravity testing** to the hundreds of Space industry companies – an alternative to expensive rockets, balloons, Space Station or government / defense aircraft.
- ✓ Enables **universal air-launch services for hypersonic customer vehicle & orbital rocket developers --**a very fast-growing global market






Ø-GLaunch

Our Addressable Markets



UBS

"$20B TAM: High-Speed Flight"



$70B TAM: Rocket and Missile Market



$10B TAM: Microgravity R&D

EUROCONSULT

$6B TAM: Launch Industry "~1k Satellites per Year"

Sources: UBS Space and Travel & Tourism Report 2019, Fortune Business Insights Rocket and Missiles Market Report 2020, Euroconsult 2020 Launch Industry Report

Ø-GLaunch 2-Phased Business Strategy

❑ Phase 1 (2022-23):

Microgravity

Microgravity flights for Space industry & consumers

- Consumer flights in zero gravity, just like astronauts
- Near-term commercial revenue opportunities
- Human spaceflight training flights
- Creates regular space-related visibility & branding
- R & D and testing of hardware systems before launching them to space


Ø-GLaunch

Ø-G Launch 2-Phased Business Strategy

❑ Phase 2 (2023-24):

Launch

Testing & air-launch of customers' hypersonic/rocket vehicles*


Ø-G Launch

- Universal centerline harness & mission control for maximum flexibility
- Operations with multiple customer payloads from up to 40k feet altitude
- Phase 2 provides several mission opportunities
- Hypersonic test flight campaigns
- Rocket launches for satellites

* This activity to be performed under a separate fiscal structure of 0-G Launch

0-G Launch $42M in LOIs to Date

0-G Launch has executed early LOIs with several key customers and strategic partners, creating a significant initial revenue base and laying the foundation for further growth across the globe. Value of the signed LOIs projects $42 million in revenue in the first 3 years of operations -outlined below. Value of signed LOIs yields $100 million in projected revenue in the first 6 years of operations.

Revenue in Millions	Customer A, B	Customer C, D	Customer E, F	Customer G, H	Total by Segment
Microgravity Testing & Consumer Flights	$16.4	$1.6	$1.2	$2.8	$22.0
Air Launch & Testing of Hypersonic vehicles and Rockets	$1.2	$9.0	$1.0	$9.0	$20.2
Totals	**$17.6**	**$10.6**	**$2.2**	**$11.8**	**$42.2**

Ø-G Launch Value Proposition

Our global network of specially-modified Boeing Space Jets™ are designed to accelerate economical testing & development of technologies before they are launched to Space –first operator to provide both microgravity and air-launch services with same vehicle.

We also aim to provide zero-gravity flights for consumers globally, who will experience the amazing feeling of weightlessness, just like an astronaut does.


Ø-G Launch

0-G Launch

Our Team

Ø-G Launch Founder



- **Robert Feierbach, Founder, CEO & COO**
  - 25+ years in space and satellite industry
  - Satellite CEO, COO and VP roles: Eutelsat France group, SES Luxembourg, Hughes Network Systems USA, Space Systems Loral/MDA USA
  - Rocket launchers: SpaceX (Vice President); Swiss Space Systems (President, USA)
  - Introduced world's highest capacity satellite (KA-SAT HTS)
  - Developed industry's first robotic payload for in-orbit spacecraft servicing (DARPA RSGS)
  - Lead teams of two startup companies generating $150M and $2B annually today
  - Education: Computer Science, MBA

0-G Launch "Make it Happen" Expert Team



- **Terry Ward, Chief Financial Officer**
  - Founder of Fulton Advisory, an outsourced CFO & Accounting Service company
  - Has acted as consulting CFO for 10+ small businesses/start-ups, focused on raising capital and scaling businesses
  - Former Director of Corporate M&A for a $4 billion global manufacturer
  - Former Director of Finance for a $100 million international region covering Europe & Asia, based in Moscow, Russia
  - Education/Certifications: CPA, Executive MBA, Bachelors & Masters in Accounting



- **Rolf Brandt, Vice-President Aircraft Mission Operations**
  - Current Sr. Program Manager at TOP ACES (fighter aircraft adversary services)
  - Senior program manager and business development lead at Air Defense Services, Inc.
  - Director at Canadian Centre for Unmanned Vehicle Systems, Flight Operations Manager at Serco Canada, Senior Operations Officer in German Air Force



- **Edwin Lorse, Vice-President 0-G Global Sales**
  - Proven multi-million $ zero G flight sales: Senior VP Sales & Marketing of Zero Gravity Corp (B 727)
  - Proven experience with zero G customer pre and post sales care and support
  - Proven airline, hospitality and travel multi-million $ revenue producer. Wholesale, VIP and charter sales with LTU Americas and multiple airline and travel operators

Company Milestones

Ø-G Launch


2019
2020
2021
2022
2023
Registered Washington DC headquarters
Established key management team commitments
Firmed-up technology partners for aircraft modifications
Signed $42M In LOIs for early service revenues
Evaluated US-based sites for operational headquarters & hangar
Public listing of SEC Reg CF fundraise
Projected first commercial flights

Space Industry Recommendations



aerospacelab

"Our small-satellite manufacturing chain requires us to pre-test specific key components and mechanisms in the same zero gravity conditions as those which exist in Space. A high-quality aircraft-based microgravity lab will be of tremendous benefit to developing our products faster and cheaper, and we welcome 0-G Launch with their timely solution for our market."

-Benoit Deper, CEO Aerospace Lab (Belgium)



SPACEPHARMA
simply microgravity

"The pharmaceutical industry is innovating with solutions for manufacturing biochemical compounds in orbit, to create ground-breaking new infectious disease drugs for people on Earth. For this, we currently lack economical ways to test and validate our systems in high-precision microgravity environments before we send them to Space. 0-G Launch promises to provide just that."

-Yossi Yamin, CEO SpacePharma (Israel/Switzerland/USA)

0-G Launch

Thank You!